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Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

Re:	Warner Chilcott plc
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 000-53772

August 27, 2010

Jim Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated August 12, 2010. Set forth below is the Company’s response to the Staff’s comments. For your convenience, the Staff’s comment is set forth in italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.
Staff Comment:  Your disclosure beginning on page 12 lists the products you have in the pipeline.  For each significant product in the pipeline, please disclose the research and development costs incurred for each period and the amount incurred to date.  Also please disclose the estimated costs to complete and anticipated completion dates as well as the period in which material net cash inflows from each project is expected to commence.  Disclose your quantitative and qualitative criteria for deeming a project significant.  For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by therapeutic or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Response: The Company respectfully submits that the disclosure it has provided in its Annual Report on Form 10-K (the “Annual Report”) complies with the requirements of Regulation S-K.

Item 101 of Regulation S-K, the principal disclosure requirement with respect to research and development expenses, requires:

“A description of the status of a product or segment (e.g. whether in the planning stage, whether prototypes exist, the degree to which product design has progressed or whether further engineering is necessary), if

Jim Rosenberg	August 27, 2010	pg. 2

there has been a public announcement of, or if the registrant otherwise has made public information about, a new product or industry segment that would require the investment of a material amount of the assets of the registrant or that otherwise is material. This paragraph is not intended to require disclosure of otherwise nonpublic corporate information the disclosure of which would affect adversely the registrant's competitive position.”

In addition, Item 101 requires:

“If material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state, if material, the estimated dollar amount spent during each of such years on customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.”

Pursuant to these requirements, the Company provides disclosure about products in development that it has disclosed publicly.  It also discloses aggregate R&D expenses as a separate line-item in its financial statements and in selected financial data (see page 49 and page F-4 of the Company’s Annual Report) and provides a description of the current development phase (e.g., whether it is in Phase I, II or III with the FDA) of, and other significant events relating to, such products.

The Company respectfully submits that it is not required to provide additional disclosure of the type requested by the Staff and that, as explained below, such disclosure would be unreasonably speculative, and therefore potentially misleading to investors.   The Staff’s comment requests that the Company disclose a variety of additional, non-public information for each significant product, including: the amount of R&D expenditures in each period by product, the amount incurred to date, the costs expected to be incurred to complete the R&D studies for such product and the estimated completion date and the date cash inflows are expected to begin.  However, as disclosed in the Risk Factors in the Company’s Annual Report, the development processes for new products can be complex and expensive, and their outcomes are subject to a number of risks and uncertainties.  See, e.g., “Delays and uncertainties in clinical trials or the government approval process for new products could result in lost market opportunities and hamper our ability to recoup costs associated with product development.”   The Company’s products often undergo multiple clinical trials, and positive results from early studies and trials do not ensure positive results in later clinical trials.  In addition, even where clinical trials are completed successfully, regulatory authorities may determine that a product does not present an acceptable risk-benefit profile and may not approve the product or approve the product with significant restrictions or conditions.

Due to the uncertainty at each stage of the process, development of a particular product may be discontinued at any time and as a result, the products deemed significant today

Jim Rosenberg	August 27, 2010	pg. 3

may not be significant tomorrow.  This uncertainty in the outcome of the Company’s R&D efforts makes any prediction by the Company that a particular product is reasonably likely to launch, that the product would be likely to launch at a particular time, or with respect to the other information sought by the Staff unreasonably speculative, and therefore potentially misleading to investors.  The Company also believes that the unpredictability in the product development process makes showing R&D spending in the aggregate more meaningful to investors than showing R&D spending by therapeutic class, as spending for each class can be volatile from period to period.

Based on the Staff’s comments, the Company proposes modifying its disclosure beginning with the filing of its Form 10-K for the year ending December 31, 2010 to add a specific cross-reference to Item 1A - “Risk Factors” in the first paragraph of Item 1 – “Business” – “Product Pipeline” as follows:

“The following shows certain new products in our R&D pipeline and their respective stages of development. As described in the “Risk Factors” section and elsewhere in this Annual Report, there are a number of risks and uncertainties associated with the development and marketing of new products, and the information below should be viewed with caution.  These risks and uncertainties include changes in market conditions, uncertainty as to whether any of our current product candidates will prove effective and safe in humans and whether we will be successful in obtaining required regulatory approvals…”

Item 9A. Controls and Procedures. page 85

2.
Staff Comment: Your management report and the auditor’s report on internal controls excludes the effect of your acquisition of PGP.  You state that the total assets (excluding amounts resulting from the purchase price allocation) and total revenues of the acquired PGP business represent approximately 8% and 26%, respectively, of the related Consolidated Financial Statement amounts as of and for the year ended December 31,2009.  Please tell us why the company and the auditor have excluded the effects of purchase price allocation in determining PGP’s percentage of assets of the consolidated financial statements.  The 8% does not appear to reflect the materiality of the purchase.

Response:   In preparing the Annual Report, the Company determined to exclude the PGP business from its assessment of internal controls consistent with the Office of Chief Accountant’s Guidance as set forth in “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004).” However, the fair value adjustments to the PGP assets reflected in the purchase price allocation were recorded at the Corporate level, and the internal controls over financial reporting with respect to those fair value adjustments operated at the Corporate level.  As a result, the fair value

Jim Rosenberg	August 27, 2010	pg. 4

adjustments were included in the Company’s assessment of internal controls, and the Company tested the effectiveness of the underlying controls over the resulting valuation, recording and reporting of the acquisition fair value adjustments at the Corporate level.  The Company therefore determined that providing the percentage of assets represented by the PGP business after reflecting the purchase price allocation would overstate the materiality of the assets that were excluded from its assessment of internal controls.  The Company believed that it conveyed the materiality of the transaction in many other sections of the Annual Report, including footnote 4 to the audited financial statements and in the Overview section of the MD&A, where the transaction was described as “transformative.”

Notes to Consolidated Financial Statements

5. LEO Transaction F-19

3.
Staff Comment: Please clarify in your disclosure why you deferred the gain relating to the sale of certain inventories in connection with the LEO Transaction, and why the subsequent recognition of the amount is recorded as a credit to cost of sales.

Response:  The Company proposes updating its disclosure related to this item beginning with the Company’s 10-Q for the quarter ending September 30, 2010 by replacing the paragraph immediately under the table on page F-20 with the following:

“During the quarter ended September 30, 2009, in connection with the distribution agreement mentioned above, the Company recorded a deferred gain of $68,919 relating to the sale of certain inventories in connection with the LEO Transaction.  Pursuant to ASC Sub Topic 605-25, separate contracts with the same entity that are entered into at or near the same time are presumed to have been negotiated as a package and should be evaluated as a single arrangement. The LEO Transaction and distribution agreements contained (i) multiple deliverables, (ii) a delivered element with stand-alone value (intangible asset), and (iii) objective and reliable evidence of the undelivered item’s fair value.  For the undelivered element, inventory, the Company retained title and the risks and rewards of ownership.  The total arrangement consideration (or purchase price) of $1,000,000 was allocated among the units of accounting as set forth in ASC Sub Topic 605-25 paragraph 30-1, and the portion of the gain in the amount of $68,919 on the undelivered product inventory at fair value, was deferred as of September 30, 2009.

The Company subsequently sold the inventory on behalf of LEO to its trade customers in the normal course of business and recognized revenues of approximately $76,762, $62,530 and $26,255, and cost of sales of approximately $42,578, $37,419 and $16,631 during the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010, respectively.  The amounts were recognized as sales and cost of sales in the Company’s statement of operations when the

Jim Rosenberg	August 27, 2010	pg. 5

earnings process was culminated as the goods were delivered to the Company’s trade customers.”

16. Income Taxes. page F-34

4.
Staff Comment:  You disclose that the effective income tax rate decreased from 151% in 2008 to 8% in 2009.  Please revise to clarify in Management’s Discussion and Analysis on page 66 why there was a significant decrease.  It is not clear that the 2% effective tax rate in Puerto Rico provides a substantial basis for the significant decrease or explains the reason for the high effective rate in 2008.  Also please explain why meals and entertainment & other increased from $5.7 million to $195.6 million between 2008 and 2009.

Response:  The Company respectfully submits that it has explained the decrease.  As set forth on page 66 of the Annual Report, the Company explained that:

“…For the year ended December 31, 2009, this Puerto Rican subsidiary generated the substantial majority of our overall profits, in large part due to the gain on the LEO Transaction, which was subject to a 2% tax rate. This was offset, in part, by non-deductible transaction costs related to the PGP Acquisition. As a result, the effective tax rate for the year ended December 31, 2009 was less than the U.S. statutory rate. For the year ended December 31, 2008, our U.S. entities generated income before taxes while our operations in the tax jurisdictions where we are subject to a lower tax rate, mainly Puerto Rico, generated significant losses.”

This explanation is in fact the reason for the change.  In 2009, the substantial majority of the Company’s profits were generated in Puerto Rico, including the significant gain from the LEO Transaction, and were taxable at 2%.  In 2008, the Company’s income tax rate was 151%, reflecting net income generated in the United States, at the U.S. tax rates, while Puerto Rico and other tax jurisdictions generated losses.  Included in 2008 pre-tax income was an impairment charge in Puerto Rico of $163.3 million relating to the Company’s OVCON/FEMCON FE product family, which reduced 2008 pre-tax net income to $16.4 million.  As disclosed in the Company’s Annual Report in the Risk Factors section (See “We have a significant amount of intangible assets, which may never generate the returns we expect”), the majority of the Company’s intellectual property is owned by the Company’s subsidiary in Puerto Rico, where the Company is subject to a 2% tax rate.  Therefore, the impairment charge only had a tax benefit at 2% versus income generated in the United States that was taxed at a higher statutory tax rate. As a result, the Company’s overall tax rate, as a percentage of its pre-tax net income (reflecting net income in the United States offset by losses elsewhere, including the impairment charge) was quite high.  This is consistent with the information set forth on pages F-34 and F-35 of the Annual Report, which sets out the net income generated in the United States and net losses generated outside the United States.  The Company proposes updating the disclosure on page 66 in its Form 10-K for the year ending December 31,

Jim Rosenberg	August 27, 2010	pg. 6

2010 to add the following language at the end of the first paragraph in the section entitled “Provision / (Benefit) for Income Taxes”:

“Specifically, in the year ended December 31, 2008, the Company’s impairment loss and related tax benefit were recognized in Puerto Rico.  The impairment decreased the Company’s overall pretax income to $16.4 million and had the effect of increasing the overall effective tax rate to 151.0%.”

With respect to the meals & entertainment line, the Company would respectfully note that the Staff’s comment refers to the row describing the taxes that would be payable at the statutory rate in the United States.  The meals and entertainment row reflects that this component was $3.7 million in 2009 compared to $3.9 million in 2008, and thus relatively flat.

*    *    *

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

In connection with this response, attached is a written statement from the Company containing the acknowledgements requested by the Staff.

Sincerely,

/s/ Michael Kaplan
Michael Kaplan

Cc:	Paul Herendeen
Izumi Hara
Ryan Sullivan

Izumi Hara Senior Vice President, General Counsel and Secretary

August 27, 2010

Jim B. Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Warner Chilcott Public Limited Company Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 10-K”)

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated August 12, 2010, regarding the 2009 10-K (the “filing”). Together with this letter our counsel has submitted a letter to the Staff setting forth the Company’s responses to the Staff’s comments. In connection with our responses to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Izumi Hara
Izumi Hara
Senior Vice President, General Counsel and Secretary